FINAL TERM SHEET

Filed Pursuant to Rule 433

Dated September 15, 2016

Registration Statement No. 333-198756

Relating to

Preliminary Prospectus Supplement Dated September 15, 2016 to

Prospectus dated September 15, 2014

Pitney Bowes Inc.

3.375% Notes due 2021

Issuer:	Pitney Bowes Inc.

Security:	3.375% Notes due 2021

Size:	$600,000,000 aggregate principal amount

Stated Maturity Date:	October 1, 2021

Coupon:	3.375%

Interest Rate Adjustment:	The interest rate on the notes is subject to adjustment as described in the Preliminary Prospectus Supplement.

Yield to Maturity:	3.435%

Interest Payment Dates:	1st of every April and October, commencing April 1, 2017

Spread to Benchmark Treasury:	T+225 basis points

Benchmark Treasury:	1.125% due August 31, 2021

Benchmark Treasury Price / Yield:	99-22 ¾ / 1.185%

Optional Redemption:	The Issuer may redeem the notes at its option, in whole or in part, at any time or from time to time at a redemption price equal to the sum of 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date, plus a make-whole amount, if any, based on the Reinvestment Rate, which is equal to the sum of (i) 0.35% (35 basis points) and (ii) the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity of those notes or, if no maturity exactly corresponds, yields for the two published maturities most closely corresponding to such maturity shall be calculated as contemplated above and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded in each of such relevant periods to the nearest month.

Notwithstanding the immediately preceding paragraph, the Issuer may redeem the notes at its option, in whole or in part, at any time or from time to time on or after September 1, 2021 at a redemption price equal to the sum of 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date.

Change of Control:	If a change of control triggering event (as defined in the Preliminary Prospectus Supplement) occurs, unless the Issuer has exercised its option to redeem the notes as described above under “Optional Redemption”, the Issuer will be required to make an offer to each holder of notes to repurchase all or any part of that holder’s notes, subject to certain conditions specified in the Preliminary Prospectus Supplement, for cash equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, on those notes to the repurchase date.

Price to Public:	99.724% of the principal amount, plus accrued interest, if any, from the Settlement Date

Use of Proceeds:	The Issuer intends to use a portion of the net proceeds from the sale of the notes to cause its subsidiary, Pitney Bowes International Holdings, Inc., to redeem all 300,000 outstanding shares of its perpetual voting preferred stock, having an aggregate stated value and liquidation preference of $300,000,000. The Issuer intends to use the remainder of the net proceeds, if any, for general corporate purposes, which may include the repayment of indebtedness.

Trade Date:	September 15, 2016

Settlement Date:	September 22, 2016 (T+5)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC

Co-Managers:	Citigroup Global Markets Inc.
BNY Mellon Capital Markets, LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.

Day Count Convention:	30/360, unadjusted

CUSIP:	724479AK6

ISIN:	US724479AK60

Expected Ratings (Moody’s / S&P):	Baa3 (Stable) / BBB (Stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Mizuho Securities USA Inc. toll free at 1-866-271-7403, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, or Investor Relations of the Issuer collect at 1-203-351-6863.

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